SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2021

The preliminary financial performance figures for Woori Financial Group for the six-month period ended on June 30, 2021, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2021	2H 2020	% Change Increase (Decrease)	1H 2020	% Change Increase (Decrease)
Revenue*	Specified Half	13,105,199	13,967,286	-6.17	14,687,686	-10.77
	Cumulative Basis	13,105,199	28,654,972	—	14,687,686	-10.77

Operating Income	Specified Half	1,983,451	907,796	118.49	1,172,598	69.15
	Cumulative Basis	1,983,451	2,080,394	—	1,172,598	69.15

Income before Income Tax Expense	Specified Half	2,017,357	967,402	108.53	1,033,849	95.13
	Cumulative Basis	2,017,357	2,001,251	—	1,033,849	95.13

Net Income	Specified Half	1,536,903	741,216	107.35	774,033	98.56
	Cumulative Basis	1,536,903	1,515,249	—	774,033	98.56

Profit to the Equity Holders of the Parent Entity	Specified Half	1,419,747	646,702	119.54	660,564	114.93
	Cumulative Basis	1,419,747	1,307,266	—	660,564	114.93

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2021

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the six-month period ended on June 30, 2021, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2021	2H 2020	% Change Increase (Decrease)	1H 2020	% Change Increase (Decrease)
Revenue*	Specified Half	11,759,497	13,002,729	-9.56	13,836,037	-15.01
	Cumulative Basis	11,759,497	26,838,766	—	13,836,037	-15.01

Operating Income	Specified Half	1,654,986	888,062	86.36	1,037,630	59.50
	Cumulative Basis	1,654,986	1,925,692	—	1,037,630	59.50

Income before Income Tax Expense	Specified Half	1,687,059	884,074	90.83	903,916	86.64
	Cumulative Basis	1,687,059	1,787,990	—	903,916	86.64

Net Income	Specified Half	1,283,430	688,232	86.48	682,073	88.17
	Cumulative Basis	1,283,430	1,370,305	—	682,073	88.17

Profit to the Equity Holders of the Parent Entity	Specified Half	1,279,342	685,287	86.69	677,937	88.71
	Cumulative Basis	1,279,342	1,363,224	—	677,937	88.71

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 21, 2021	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Senior Managing Director